Via Facsimile and U.S. Mail
Mail Stop 6010

March 3, 2009

Mr. Richard J. Larkin
Chembio Diagnostics, Inc.
Chief Financial Officer
3661 Horseblock Road
Medford, NY 11763

> **Re:** **Chembio Diagnostics, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 3, 2009**
> **File No. 000-30379**

Dear Mr. Larkin:

     We have completed our review of your Form 8-K and have no further comments at this time.

               Sincerely,

               Tabatha Akins
               Staff Accountant